

16012073

Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 20744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BILL PARKER AGENCY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4528 MILLRACE ROAD

(No. and Street)

SACRAMENTO (City) CA 95864-0826 (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION

(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY RD #460 (Address) WALNUT CREEK (City) CA 94598 (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BRENDA PARKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BILL PARKER AGENCY, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature] 2-26-16

Signature

CEO

Title

See attached CA Jurat 2/26/16

Notary Public

This report ** contains (check all applicable boxes):

☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ ~~See~~ Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Sacramento

Subscribed and sworn to (or affirmed) before me

on this 26 day of February, 2016,
by *Date* *Month* *Year*

(1) Brenda Parker

(and (2) ———————),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


ANTHONY K. COOPER
Commission # 2053449
Notary Public - California
Sacramento County
My Comm. Expires Dec 26, 2017

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Fin Statements & Supp Info Document Date: 2/26/16

Number of Pages: 15 Signer(s) Other Than Named Above: ———

BILL PARKER AGENCY

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income and Proprietor's Equity	3
Statement of Cash Flows	4
Notes to the Financial Statements	5-6
Schedule 1 – Computation of Net Capital	7
Report of Independent Registered Public Accounting Firm	8
Bill Parker Agency Exemption Report	9
SIPC Certification of Exclusion from Membership	10
Report of Independent Registered Public Accounting Firm	11


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Brenda Parker
of Bill Parker Agency

We have audited the accompanying statement of financial condition of Bill Parker Agency as of December 31, 2015, and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended. These financial statements are the responsibility of Bill Parker Agency's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bill Parker Agency as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Bill Parker Agency's financial statements. The supplemental information is the responsibility of Bill Parker Agency's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
February 25, 2016


professional. personalized. service.

BILL PARKER AGENCY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current Assets	
Cash and cash equivalents	$ 17,969
Commissions Receivable	14,263
Prepaid expenses	176
Total Current Assets	32,408
Furniture and Equipment, at cost, less accumulated depreciation of $11,633	-
	$ 32,408

LIABILITIES AND PROPRIETOR'S EQUITY

Current liabilities:	
Commissions payable	$ 6,364
Total Current Liabilities	6,364
Proprietor's Equity	26,044
Total Liabilities and Proprietor's Equity	$ 32,408

See accompanying notes and independent auditor's report

BILL PARKER AGENCY
STATEMENT OF INCOME AND PROPRIETOR'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Commission and trail fees revenue	$ 163,475
Expenses	
Commissions, net	70,679
Meetings	2,804
Insurance	3,709
Bank charges	132
Advertising	80
Utilities	360
Office supplies	373
Travel, lodging and meals	1,516
Postage	832
FINRA fees	2,215
Outside Services	3,026
Accounting	5,023
Computer software and repairs	1,366
Total expenses	92,115
Net income from operations	71,360
Other income	
Interest income	2
Net income	71,362
Proprietor's equity, December 31, 2014	23,489
Proprietor's withdrawals, net of contributions of $9,364	(68,807)
Proprietor's equity, December 31, 2015	$ 26,044

See accompanying notes and independent auditor's report

BILL PARKER AGENCY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 71,362
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Commissions receivable	(3,889)
Other receivables	2,510
Commissions and accounts payable	(5,394)
Net cash provided by operating activities	64,589
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proprietor's contributions	9,364
Proprietor's withdrawals	(78,171)
Net cash used in financing activities	(68,087)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,218)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	22,187
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 17,969
SUPPLEMENTAL DISCLOSURE	
Cash paid for interest	$ -
Cash paid for taxes	$ -

See accompanying notes and independent auditor's report

BILL PARKER AGENCY
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

1. NATURE OF ACTIVITIES

Bill Parker Agency (the "Company") is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by the issuing companies to Bill Parker Agency. The Company's operations are conducted from offices in a proprietor family residence. The financial position, results of operations and cash flows of the Company differ from those that would have been achieved had the Company operated in a separate facility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - the accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition - The Company's revenues consist of commissions generated for the sale of annuities and mutual funds and trail fees. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collection of the fee is probable. Generally, these conditions are met, and thus, revenue is recognized upon issue of a commission statement from investment or insurance companies.

Use of Estimates - Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At December 31, 2015, the cash balance in the bank account totaled $17,969, which was less than the FDIC insurance limit of $250,000. The Company carries no customer cash or securities and maintains SIPC exemption.

Furniture and Equipment - The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the assets, which are five to seven years. Furniture and equipment is fully depreciated as of December 31, 2015.

BILL PARKER AGENCY
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
YEAR ENDED DECEMBER 31, 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes - As the Company is a proprietorship, no provision has been made for federal or state income taxes. The tax liability, if any, is that of the sole proprietor.

3. FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31, 2015:

	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$ 1,530	$ 1,530	$ -
Computer equipment	10,103	10,103	-
	$ 11,633	$ 11,633	$ -

4. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. As of December 31, 2015, the Company's net capital was $25,868.

5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2016, the date the financial statements were available to be issued. No additional adjustments to, or disclosures in, the financial statements were deemed necessary.

BILL PARKER AGENCY
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Company equity	$ 26,044
Less non-allowable assets	
Deposits and prepaid assets	(176)
Net capital	25,868
Greater of 6-2/3% of aggregate indebtedness ($6,364) or $5,000	5,000
Net Capital in excess of requirement	$ 20,868
Ratio of aggregate indebtedness ($6,364) to net capital ($25,868) (required to be less than 15 to 1)	.246 to 1

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2015 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio
Per FOCUS Report	13,685	20,280	0.675 to 1
Change in Cash	-	(1,196)	
Change in AR	-	(537)	
Change in AP	(7,321)	7,321	
Per statements as finalized	6,364	25,868	0.246 to 1


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

2977 Ygnacio Valley Rd. PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Brenda Parker
Bill Parker Agency
Sacramento, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Bill Parker Agency (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
February 25, 2016


professional. personalized. service.


The
Bill Parker
Agency
Member: FINRA

* **Brenda Parker**
(866)488-5222 toll free voice
(877) 582-9005 toll free fax
brenda@billparkeragency.com

Bill Parker Agency Exemption Report
Bill Parker Agency (the "Company") is a register broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.15c3-3(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).
The Company met the identified exemption provisions of §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 without exception.

I, Brenda Parker, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

Title: CEO, CFO, CCO, FinOp

Date: February 23, 2016

*Financial Industry Regulatory Authority, Inc.

4528 Millrace Road, Sacramento, CA 95864 **CA License # 0813052**

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 12-22-2014

Authorized Signature/Title Date

SIPC-3 2015

8-

```
8-020744      FINRA     DEC      3/18/1976
BILL PARKER AGENCY
4528 MILLRACE RD
SACRAMENTO, CA   95864-0826
```

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2015 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Brenda Parker
of Bill Parker Agency

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Bill Parker Agency for the year ended December 31, 2015, and filed with the Securities Investor Protection Corporation (SIPC) on December 22, 2014. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended December 31, 2015, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with PCAOB standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended December 31, 2015, was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Bill Parker Agency taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
February 25, 2016


professional. personalized. service.

BILL PARKER AGENCY

(A PROPRIETORSHIP)

Financial Statements and Supplemental Information with Reports of Independent Registered Public Accounting Firm
December 31, 2015